 Exhibit 99.2

October 2, 2019

To All

Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama
Representative Director, President & CEO (Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi
Senior Manager, Corporate Planning Operations TEL+81-3-5499-8026 (IR Direct)

(CORRECTED) Notice Regarding the Status of the Acquisition of Own Shares

(Acquisition of own shares pursuant to the provisions of its Articles of Incorporation in accordance with

Article 165, paragraph 2 of the Companies Act)

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows the September results of the acquisition of its own shares under the provisions of Article 156, which is applicable in accordance with Article 165, paragraph 3 of the Companies Act, which was announced on April 26, 2019.

Particulars

1.	Class of shares acquired:	Common stock of the Company
2.	Total number of acquired shares:	332,600 shares
3.	Aggregate amount of acquisition cost:	¥652,375,900
4.	Period of acquisition:	September 1, 2019 to September 30, 2019
5.	Method of acquisition:	Purchase on the floor of the Tokyo Stock Exchange

(Reference)

1.	Acquisition of own shares for which a resolution was adopted at the meeting of the Board of Directors held on April 26, 2019.
(Acquisition of own shares with the aim of realizing the basic policy on shareholder returns for the term of the First Medium-Term Plan of the Company (from the fiscal year ended 2019 to the fiscal year ending 2021) which sets a total payout ratio at 50%)
(1)	Class of shares to be acquired	Common stock
(2)	Total number of acquirable shares	5,500,000 shares (maximum) (The percentage compared to the total number of shares outstanding (excluding own shares): approximately 2.6%)
(3)	Aggregate amount of acquisition cost	¥7,500,000,000 (maximum)
(4)	Period of acquisition	From July 1, 2019 to March 31, 2020
(5)	Method of acquisition	Purchase on the floor of the Tokyo Stock Exchange

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2.	Total number of acquired shares based on the aforementioned resolution of the Board of Directors (as of September 30, 2019)
(1)	Total number of acquired shares	1,515,300 shares
(2)	Aggregate amount of acquisition cost	¥2,768,928,200

End

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